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December 10, 2010	904.359.8700 FAX
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VIA EDGAR
Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 10, 2010 File No.: 333-168785
Dear Mr. Clampitt:
          The following information is furnished in response to the comments in your letter to Jonathan Neuman, President and Chief Operating Officer of Imperial Holdings, Inc. (the “Company”), dated November 30, 2010. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
Prospectus Cover Page
1.	Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the Prospectus.

Response
          The Company confirms that it will disclose the number of shares of common stock being offered in an amendment prior to any distribution of the prospectus.

Mr. Michael Clampitt
December 10, 2010

Prospectus Summary
Our Services and Products
Premium Finance Transactions, page 1
2.	Revise the last paragraph or the discussion on page 3 to disclose how the protection insurance amount is determined and if it changes during the term of the policy. In addition, disclose the percentage of defaulted loans where the lender protection insurer has taken control of the policy. Finally, add disclosure regarding the “minimum monthly premium outlay required” to clarify how premiums are charged, i.e., fixed level premiums, increasing premiums, etc. In this regard, explain what flexibility you have in paying premiums.

Response:
The Company respectfully notes that the requested information is generally already provided in the registration statement. The Company will add this information to the Prospectus Summary as requested.
The second paragraph under Prospectus Summary – Our Services and Products – Dislocations in the Capital Markets – Premium Finance on page 3 will be revised as follows:
Every credit facility we have entered into since December 2007 for our premium finance business has required us to obtain lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance from Lexington Insurance Company (“Lexington”), whom we also refer to as our lender protection insurer, a subsidiary of American International Group, Inc. (“AIG”). This coverage provides insurance on the value of the life insurance policy serving as collateral underlying the loan. This insured value is not directly correlated to any portion of the loan. The lender protection insurer limits the insured value to an amount equal to or less than its determination of the value of the life insurance policy underlying our premium finance loan based on its own models and assumptions, which may be equal to or less than the carrying value of the loan receivable. The insured value is determined at the time the premium finance loan is made and is not subject to change or adjustment during the term of the loan.
Subject to the terms and conditions of the lender protection insurance policy, after a payment default by the borrower, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy serving as collateral underlying the loan and we are paid a claim equal to the insured value of such life insurance policy. For loans that matured during the nine months ended September 30, 2010 and during the year ended December 31, 2009, 97%

Mr. Michael Clampitt
December 10, 2010

and 85%, respectively, of such loans were not repaid in cash from the borrower at maturity and 92.5% and 48.3% of the defaulting loans during the nine months ended September 30, 2010 and during the year ended December 31, 2009, had lender protection insurance. In instances where the loan was not repaid in cash from the borrower, we typically have received the right to take control of the policy from the borrower. In order to make a claim under the lender protection insurance, the lender protection insurance policy required that we must demonstrate to Lexington that we have received the right to the life insurance policy. We have typically been able to do so within 30 days of loan maturity on all loans with lender protection insurance that have matured to date.
Since 2008, the cost of our lender protection insurance has generally ranged from 8% to 11% per annum of the principal balance of the loans. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. Currently, we are only originating premium finance loans with lender protection insurance. After December 31, 2010, we do not expect to originate premium finance loans with lender protection insurance.
At the end of the last paragraph under Prospectus Summary – Our Services and Products – Premium Finance Transactions on page 2, the Company will revise the language to read as follows:
There is a great deal of variation among the life insurance policies that collateralize our loans, especially with regard to premiums which range from fixed level premiums to premiums that typically increase over time. We have developed proprietary systems and processes that, among other things, determine the minimum monthly premium outlay required to maintain each life insurance policy in force. These required minimum premium payments typically increase over time as the insured ages. The specific premium payment schedule varies by insurance carrier and product type. These systems and processes enhance our liquidity since we pay only the minimum premium at the latest date to keep the policies in force.
To help protect against fraud and to seek profitable transactions, we perform extensive underwriting before entering into a transaction. We believe that our underwriting guidelines have been effective in mitigating fraud-related risks.
By paying the minimum premium at the latest date to keep the policies in force, an investor should understand that our practice does not permit us any additional flexibility in paying premiums, so the Staff’s comment regarding payment flexibility has not been further addressed.

Mr. Michael Clampitt
December 10, 2010

Risk Factors, page 13
3.	We note that your current provider of lender protection (i.e. Lexington) has informed you they will cease providing lender protection coverage upon the earlier of (i) the completion of the offering or (ii) December 31, 2010. Please revise your disclosures to address the following:
•	Disclose whether the lender protection insurance to be terminated will continue to cover all existing loans outstanding until their respective maturity dates;

•	Given that essentially all loans that have reached maturity have been submitted to Lexington for loan repayment, please revise to address your expectations as to how currently existing and future loans will be repaid upon termination of the agreement;

•	Revise to address the expected impact on your operating performance, financial position and cash flows as a result of the termination of the agreement; and

•	Revise to disclose whether you expect to increase your investments in life settlements in the future as a result of future loan maturities and the elimination of the lender protection insurance.
Response
Lexington’s decision to cease providing us with lender protection insurance does not impact coverage on the Company’s current premium finance loans. The lender protection insurance provided by Lexington on our existing loans will continue for the life of such loans. We will clarify this point in the registration statement, as appropriate, by adding the following sentence:
This decision by our current provider of lender protection insurance only addresses future loans and does not impact our existing premium finance loans. Lender protection insurance on our existing loans will continue for the life of such loans.
The registration statement already has a risk factor on page 14 that discusses the fact that the Company will no longer rely on debt financing and lender protection insurance for its premium finance business. The risk factor notes, among other things, that “without lender protection insurance on our loans, we expect to have the option to retain a number of life insurance policies that we expect borrowers will relinquish to us in the event of default, instead of taking the direction of our lender protection insurer with respect to the disposition of such life insurance policies. If we retain a life insurance policy, we will be responsible for paying all premiums necessary to keep the policy in force. Therefore, our cash flows and the required amount of our cash reserves to pay premiums will become dependent on our assumptions about life expectancies being accurate.” The Company will revise this risk factor’s heading to note lender protection insurance will no longer be used as follows:

Mr. Michael Clampitt
December 10, 2010

Our success in operating our premium finance business will be dependent upon using equity financing rather than debt financing and lender protection insurance, and making accurate assumptions about life expectancies so that we may maintain adequate cash balances to pay premiums.
         The Company will also expand the risk factor by adding the following sentences to the portion of the risk factor described above:
By using cash reserves to pay premiums for retained life insurance policies, we will have less cash available for making new premium finance loans as well as less cash available for other business purposes. Adverse changes in fair value of retained life insurance policies will negatively impact our financial statements.
Corporate Conversion, page 34
4.	Please revise to disclose the number of common stock shares which will be issued in each of the individual common and preferred unit conversions disclosed.

Response
          The Company will disclose the number of shares of common stock being issued in each of the individual common and preferred unit conversions in an amendment prior to any distribution of the prospectus.
5.	In regard to the common and preferred units and promissory note exchanged for the $30 million debenture in November 2010, disclose how the each of these instruments was valued in determining the total amount of the debenture issued. Further, tell us whether the methodology and terms for converting the debenture into common stock is comparable to or consistent with the methodology and terms associated with converting each of the individual common and preferred unit conversion discussed.
          Response
          The Company will disclose after the third paragraph under “Corporate Conversion” on page 34 the following:
          We valued the components of the $30 million debenture as follows:
•
$8.0 million of the debenture was attributed to the repurchase of 112,500 shares of common units. These common units were originally issued on December 15, 2006 for $5.0 million in cash. The value attributed to the common units reflects an agreement between us and our shareholders and equates to a return on investment of approximately 15% per annum for the period they have been outstanding (approximately 4 years).

Mr. Michael Clampitt
December 10, 2010

•
$19.0 million of the debenture was attributed to (i) the repayment of $18.3 million ($16.1 million of principal and $2.2 million of accrued interest) due as of November 1, 2010 on the promissory note in favor of Skarbonka and (ii) an agreement between us and our shareholders to contribute an additional $700,000 in value to imputed interest on the debenture until the expected repayment date.

•
$3.0 million of value was attributed to the repurchase of 25,000 shares of Series B preferred units. The Series B preferred units were originally issued on December 31, 2009 for $2.5 million. As of November 1, 2010 (issuance of debenture), these units had an unpaid preferred return of $333,000.

          The value that was attributed to the common and preferred units is consistent with the value attributed to the common and preferred units of the other shareholders, with the exception that the shareholder who entered into the debenture did not receive any warrants. As discussed in response to Comment 6 below, the other shareholders were attributed $8 million in value and 1/3 of the warrants for their 112,500 common units. The shareholder that was party to the debenture received $8 million in value and a more senior position in the capital structure (debt rather than equity) in the event that the initial public offering did not occur.
6.	Disclose the number of number of shares of common stock which will be issued to the three “Principal Shareholders” after the corporate conversion and prior to the conversion of the debenture and closing of the offering. Address whether you will record any related stock compensation expense in regard to the issuance of these shares.
          Response
          The Company will disclose the actual number of shares of common stock being issued to our three current shareholders and our debenture holder (collectively, the “founding shareholders”) after the corporate conversion and prior to the conversion of the debenture and closing of the offering in an amendment prior to any distribution of the prospectus.
          For the benefit of the Staff, the Plan of Conversion that addresses the issuance of shares to the Company’s founding shareholders and which will be filed as an exhibit to the registration statement prior to any distribution of the prospectus currently contemplates the steps below. The Plan of Conversion is subject to change as the valuation of the Company is finalized.
•	Conversion of Common Units, Preferred Units and IMPEX Debt. The initial allocation of shares of common stock issued in the corporate reorganization will be based on (i) the midpoint of the price range on the cover of the last preliminary prospectus filed with the Securities and Exchange Commission prior to the closing of the offering (the “Midpoint Price”) and will not give effect to the conversion of the Phantom Units which shall remain outstanding until immediately prior to the closing of the offering. Accordingly, all common units, preferred units and the IMPEX debt shall be automatically converted into shares of common stock on the basis set forth in the table below:

Mr. Michael Clampitt
December 10, 2010

Name of Existing	Formula for Determining
Holder	Initial Allocation of Shares
IMEX	$11,000,000 ÷ Midpoint Price

IFS	Allocated Value – [$41,000,000 + (0.0075 x Allocated Value)]
Midpoint Price x 2

Red Oak	Allocated Value – [$41,000,000 + (0.0075 x Allocated Value)]
Midpoint Price x 2
          “Allocated Value” shall mean the value of the Company prior to the initial public offering that is attributable to our three current shareholders and our debenture holder. Shares of common stock issued for the conversion of the IMPEX debt shall be issued to IMPEX’s affiliate, IMEX.
•	Existing Holder Reorganizations. Immediately prior to the closing of the offering, the existing shareholder reorganizations shall occur. After the existing shareholder reorganizations, the shares of common stock set forth in the table above shall be held by the following:

Record Holder of Issued Shares
Name of Existing Holder	Post-Existing Holder Reorganizations
IMEX	Pine Trading, Ltd. (“Pine Trading”)
IFS	Tony Mitchell (“Mitchell”)
Red Oak	Jonathan Neuman (“Neuman”)
          The number of shares of common stock initially issued to IMEX and reissued in the name of Pine Trading pursuant to the existing shareholder reorganizations shall be referred to herein as the “Pine Trading Allocation.”
•	Adjustment for Offering Price.
          a. Immediately prior to the closing of the offering, in the event the offering price is more than the Midpoint Price, the number of shares of common stock allocated to Pine Trading following the existing shareholder reorganizations shall be reduced in the aggregate by the number of shares of common stock as determined pursuant to the following formula (the “Adjusted Shares”) and such Adjusted Shares shall be delivered to Mitchell and Neuman, as hereinafter provided:

Pine Trading Allocation x (IPO Price – Midpoint Price)	=	Number of Adjusted
IPO Price		Shares

Mr. Michael Clampitt
December 10, 2010

          Such Adjusted Shares shall be allocated 50% to Mitchell and 50% to Neuman.
          b. To the extent the $30 million unsecured convertible debenture issued to Branch Office of Skarbonka Sp. zo. o. is converted into shares of common stock at a conversion price that is greater than the Midpoint Price, then additional shares of common stock shall be issued to Mitchell and Neuman, as determined pursuant to the following formula (the “Additional Shares”):

($30 million ÷ Midpoint Price) x (IPO Price — Midpoint Price)	=	Number of
IPO Price		Additional Shares
          Such Additional Shares shall be issued 50% to Mitchell and 50% to Neuman.
•	Adjustment for Conversion of Phantom Units. Immediately prior to the closing of the offering but after the completion of the existing shareholder reorganizations, issuance of the Adjusted Shares and Additional Shares, if any, all Phantom Units held by the Phantom Holders shall be automatically converted into the following shares of common stock on the basis set forth in the table below:

Name of Phantom Holder	Number of Shares
Moulton	(Allocated Value ÷ Midpoint Price) x .005
Purdy	(Allocated Value ÷ Midpoint Price) x .0025
•	Warrants. Prior to the closing of the offering, the Company will issue warrants to purchase a total of up to the number of shares of common stock determined pursuant to the following formula:

(Allocated Value ÷ Midpoint Price) x (1.67)	= Total Number of
Shares
          50% of such warrants shall be issued with an exercise price per share equal to the IPO Price (the “IPO Price Warrants”) and 50% of such warrants shall be issued with an exercise price per share equal to 120% of the IPO Price (the “120% IPO Price Warrants”). The IPO Price Warrants and 120% IPO Price Warrants shall each be issued one-third to Mitchell, one-third to Neuman and one-third to Pine Trading.
          In summary, our existing shareholders will be treated as follows:
• Tony Mitchell. Mr. Mitchell currently has 112,500 shares of common units acquired on December 15, 2006 for $5.0 million in cash and 25,000 shares

Mr. Michael Clampitt
December 10, 2010

of Series B preferred units acquired in December 2009 for $2.5 million. As of expected completion of conversion (January 2011) the preferred units will have an unpaid preferred return of approximately $433,000. The actual amount of common stock to be received is based on the Formula for Determining Initial Allocation of Shares, described above. Mr. Mitchell will also receive 1/3 of the warrants to be issued at the closing of this offering.
• Jonathan Neuman. Mr. Neuman currently has 112,500 shares of common units acquired on December 15, 2006 for an initial capital contribution of $5.0 million. $3.0 million of the capital contribution was satisfied by a contribution of 28 premium finance loans originated during 2006 with principal and accrued interest as of the contribution date of $2.8 million and $0.2 million respectively. The remaining amount of the capital contribution was paid in cash. Mr. Neuman also has 50,855 shares of Series A preferred units which were issued on June 30, 2009 in exchange for the conversion of $2.3 million in promissory notes. As of expected completion of conversion (January 2011) the preferred units will have an unpaid preferred return of approximately $600,000. The actual amount of common stock to be received is based on the Formula for Determining Initial Allocation of Shares, described above. Mr. Neuman will also receive 1/3 of the warrants to be issued at the closing of this offering.
• Pine Trading, Ltd. Pine Trading and its affiliates (collectively, “Pine Trading”) currently have 112,500 shares of common units acquired on December 15, 2006 for $5.0 million in cash. Pine Trading also has 39,941 Series A preferred units acquired on June 30, 2009 in exchange for $1.8 million in promissory notes, 70,000 Series C preferred units acquired on March 31, 2010 for $7.0 million in cash, 7,000 Series D preferred units acquired on June 30, 2010 for $700,000 in cash, and 73,000 Series E preferred units acquired on September 30, 2010 in exchange for $7.3 million in cash. As of expected completion of conversion (January 2011) the preferred units will have an unpaid preferred return of approximately $1.9 million. Through its IMPEX affiliate, Pine Trading is also owed approximately $2.4 million under a promissory note. Pine Trading will receive approximately $11.0 million worth of common stock in exchange for its common and preferred units and IMPEX debt. Pine Trading will also receive 1/3 of the warrants to be issued at the closing of this offering. Pine Trading has agreed to these terms while cognizant that it will receive a disproportionately less amount of common stock for its preferred units in comparison to the other two shareholders and the debenture holder.
          The Company has considered whether the corporate conversion, including the issuance of warrants, will result in recording stock compensation expense. The Company notes that SAB Topic 5.T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (ASC 225-10-S99-4) indicates that in a transaction whereby a shareholder contributes an economic interest to an employee (or in this case to shareholders who are also employees), there is a presumption

Mr. Michael Clampitt
December 10, 2010

that this is compensation, unless the transfer is clearly for a purpose other than compensation for services.
          If the conversion results in a re-allocation of equity interests that are disproportionate to the shareholders’ investment interests prior to the conversion, then to the extent that this reallocation resulted in shareholders contributing equity interest to employees (i.e. Mr. Mitchell or Mr. Neuman), this will result in stock compensation in accordance with SAB Topic 5.T. Whether or not there is a transfer of equity from a shareholder to an employee as part of the Company’s conversion is dependent upon the final Allocated Value. Until a final Allocated Value is determined, the Company is unable to conclusively determine whether a stock compensation expense will arise.

     For illustrative purposes, the Company has computed expected stock compensation expense using three example scenarios where the Allocated Values are $62.5 million, $56.7 million, and $50 million. The Company determined that an Allocated Value in excess of $56.7 million will create a compensation expense related to a shareholder contributing equity to employees. This would result if Mr. Mitchell’s and Mr. Neuman’s percentage of value in common stock received relative to the amount received by all the founding shareholders exceeded their proportionate percentage of agreed upon value prior to the conversion. The agreed upon value prior to the conversion represents the founding shareholders’ best estimate of the fair value of these instruments. The Company notes that a lower Allocated Value will result in no stock compensation expense related to a shareholder contributing equity to employees, as the employee shareholders may receive less than their proportional shares of common stock based on the formula whereby Mr. Neuman and Mr. Mitchell are the variable component. Also, the Company expects to incur stock compensation expense related to the issuance of common stock pursuant to the phantom stock agreements in accordance with ASC 718, Compensation — Stock Compensation.

	Current Position			Position After Conversion
				Example with $62.5 million Allocated Value				Example with $56.7 million Allocated Value			Example with $50 million Allocated Value
					Value				Value			Value
					Received as				Received as			Received as
			% of Total		% of				% of			% of
		Agreed Upon	Agreed		Allocated	Re-Allocation			Allocated	Re-Allocation		Allocated	Re-Allocation
Shareholder	Investment	Value	Upon Value	Value Received	Value	(3)		Value Received	Value	(3)	Value Received	Value	(3)
Tony Mitchell	112,500 common units	$8,000,000
	25,000 preferred B units	2,500,000
	Unpaid preferred return (1)	433,333

		10,933,333	13.5%	$10,515,625	16.8%	2,059,359	*	$7,637,375	13.5%	(34,149)	$4,312,500	8.6%	(3,359,024)

Jonathan Neuman	112,500 common units	8,000,000
	50,855 preferred A units	2,300,000
	Unpaid preferred return (1)	600,875

		10,900,875	13.5%	10,515,625	16.8%	2,084,463	*	7,637,375	13.5%	(11,375)	4,312,500	8.6%	(3,336,250)

David Haring / Pine Trading	112,500	8,000,000
	189,941 preferred C, D, and E units	16,800,000
	Unpaid preferred return (1)	1,851,719
	IMPEX debt (2)	2,322,000

		28,973,719	35.9%	11,000,000	17.6%	(11,409,403)		11,000,000	19.4%	(9,329,811)	11,000,000	22.0%	(9,329,811)
Joe Lewis / Skarbonka		30,000,000	37.1%	30,000,000	48.0%	6,796,831		30,000,000	52.9%	8,950,085	30,000,000	60.0%	8,950,085

Phantom unit holders		—	0.0%	468,750	0.8%	468,750	*	425,250	0.8%	425,250 *	375,000	0.8%	375,000 *
Total		$80,807,927	100%	$62,500,000	100%	—		$56,700,000	100.0%	—	$50,000,000	100.0%	—

Footnotes

(1)	estimated unpaid preferred return at expected completion of offering (January 2011)

(2)	outstanding balance as of November 30, 2010 (subject to change prior to conversion)

(3)	Re-allocation is based on the difference between the amount of value received and the amount of value that would have been received based on the current percentage of total agreed upon value

*	Stock compensation expense for the Company

          Under “Corporate Conversion” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Outlook – Stock Based and Other Executive Compensation” the Company will disclose the following:
In the event the corporate conversion results in a reallocation whereby it is deemed that a shareholder has contributed an economic interest to an employee, we will incur stock compensation expense. We also expect to incur stock compensation expense related to the issuance of common stock to our two employees with phantom stock agreements.
          The Company has also considered whether the warrants will result in stock compensation expense. In particular, the Company believes the guidance provided by EITF Issue D-110, Escrowed Share Arrangements and the Presumption of Compensation applies in this instance. Similar to escrowed share arrangements, the purpose of the warrants is to “bridge the gap” between the Attributed Value and the value that our shareholders believe the Company is worth, if the Company were to achieve its expected performance targets. The Company also considered the indicators within ASC 805-10-55-25 (formerly paragraph A87 of FASB Statement No. 141R, Business Combinations), in assessing whether the warrants were part of the exchange for the common member units, or whether these were compensatory. The warrants were granted proportionally based on the ownership in common member units prior to the conversion. There are no future service requirements associated with the warrants. The level of compensation for the employees that will receive the warrants, including salary, bonus potential, and participation in the Company’s stock option plan, appears reasonable for their positions. The warrants have performance targets tied to pre-tax income whereby if these targets are met, this would indicate that the value received for the common units (without the warrants) was on the low end of the valuation range. Based on these considerations, the Company concluded that the warrants are not compensatory.
7.	We note your disclosure on page 35 that you have phantom stock agreements with two employees who will receive shares of common stock following the corporate conversion. Please be aware that you will be required to list these employees in the Principal Shareholders table if either of these employees beneficially own more than 5% of your common stock following the conversion.
          Response
          Neither of the two employees who will receive shares of common stock pursuant to the phantom stock agreements will beneficially own more than 5% of the Company’s common stock following the corporate conversion.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Premium Finance Business. page 45
8.	We note your response to our prior comment 11 in our letter dated October 22, 2010. However, we continue to have questions regarding your premium finance business. Supplementally, and with a view towards providing additional disclosure,

Mr. Michael Clampitt
December 10, 2010

please provide us with a step-by-step example of a typical premium finance transaction. Please describe the process by which a person becomes a policyholder, obtains a loan from you and relinquishes the loan to you upon default. Also describe the involvement of agent and the lender protection insurance, or conversely, a situation where you retain the loan for investment. Please describe the parties involved in each step and the fees applicable to each party.
          Response
          The Company has clarified the process involved in a typical premium finance transaction by revising the Business – Premium Finance Business – Premium Finance Transaction Process on page 84 as follows:
A typical premium finance transaction is generally completed in accordance with the steps outlined below:

Step 1: Borrower Independently Obtains a Life Insurance Policy	• An individual, who desires to obtain life insurance, forms an irrevocable trust, generally for estate planning purposes.

•    An application to obtain a life insurance policy is submitted to an insurance company by the individual so that, when issued, the policy will be owned by the irrevocable trust whose beneficiaries have insurable interests in the life of the insured (primarily family members of the insured).

• A life insurance policy is issued to the irrevocable trust and the life insurance agent/broker involved in the issuance of the policy receives a commission from the issuing life insurance agency.

Step 2: Sales	• An independent insurance agent/broker contacts us regarding potentially obtaining a premium finance loan on behalf of a borrower.

•    We work with referring agents/brokers to obtain necessary information regarding the life insurance policy, such as life expectancy reports, medical evaluations and other information relevant to the valuation of the life insurance policy.

• Our sales team manages the process and is the point of contact for the referring agent/broker.

Step 3: Loan Underwriting	• We analyze the information we obtain regarding the life insurance policy using our proprietary models to determine its fair value.

•    We review all potential transactions for adherence to our internal guidelines, such as proof of payment of prior premiums from the borrower’s own funds and rating of the issuing life insurance company and other items.

Mr. Michael Clampitt
December 10, 2010

•    If the loan is to be insured with lender protection insurance, we consult with our lender protection insurer to determine the insured value of the loan, which is the amount we would receive in the event that we filed a lender protection insurance claim, and to provide the insurer with any information necessary for their own underwriting process.

Step 4: Legal/Compliance	• We conduct an independent review of each file and verify that compliance, legal and fair value assessment processes have been completed in order to approve a loan.

• We complete a compliance checklist of over 200 items by multiple departments.

• We maintain and distribute documents necessary for compliance with HIPAA, legal and internal standards.

•    We confirm that the borrower has at least one independent professional trustee to ensure all future premiums will be paid. If there is no independent professional trustee, we require the borrower to amend the trust documentation to appoint one.

Mr. Michael Clampitt
December 10, 2010

Step 5: Funding
•    When we approve a premium finance loan, the borrower executes a loan agreement and other related documents, which contain representations, warranties and guaranties from the insured and representations and warranties from the referring agent/broker in regard to the accuracy of the information provided to us and the issuing life insurance company.

•    Once the loan documentation is properly executed, we fund all funds directly to the borrower in one initial wire transfer. Loan proceeds advanced are never in excess of the premiums previously paid and future premiums that are scheduled to come due on the policy during the term of the loan nor do we pay any fees or other compensation to the borrower.

•    Upon funding, we charge the referring agent/broker an agency fee that is collected on average within 47 days thereafter. The agency fee is charged to the referring agent/broker and is not part of the premium finance loan.

•    The borrower is not required to make any payment on the loan until maturity. At the end of the loan term, the borrower is required to repay the loan in full (including all interest and origination fees that accrue over the life of the loan).

• We update our files with completed documentation.

•    Prior to this offering, we relied upon debt financing to fund our loans. Using debt financing, we would receive funds under a credit facility prior to our wiring funds to the borrower. If the loan had lender protection insurance, we would pay the cost of the lender protection insurance premium to the lender protection insurer contemporaneously with the funding of the loan. With the net proceeds of this offering, we intend to fund new premium finance loans without relying on debt financing.

Step 6: Servicing	• We prepare and monitor internal and external reporting to accounting, lenders and others.

• We verify premiums are paid and correctly applied.

• We update files for medical history and ongoing premium payments.

Mr. Michael Clampitt
December 10, 2010

Step 7: Loan Maturity	• We send a notice to the borrower and trustee 60 days and 30 days prior to the maturity of a loan to provide advance notice that the premium finance loan is coming due.

• Upon maturity of a loan, we are either (i) repaid our principal as well as our origination fees and interest income or (ii) the loan goes into default due to nonpayment by the borrower.

•    If the loan goes into default, we ask the borrower to liquidate the policy. To assist a borrower with its liquidation of a policy, we will introduce the borrower to potential buyers as well as to life settlement brokers. We receive no commission or fee for these introductions or any sale of the policy by the borrower. The liquidation proceeds are used to pay off our loan, including accrued interest and origination fees, and the balance is retained by the borrower. If the liquidation proceeds of a policy are less than the amount to pay off the loan, the borrower seeks our consent in order to liquidate the policy. We may either approve the sale of the policy for less than the amount due on the loan or may decide to take control of the policy. If the loan is covered by lender protection insurance, then the lender protection insurer, rather than us, must consent to the liquidation of the policy if the liquidation proceeds are going to be less than the loan’s insured value.

• If the borrower is unable to liquidate the policy, we obtain all rights to the policy as lender.

•    If the loan has lender protection insurance, then, subject to the terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the life insurance policy serving as collateral underlying the loan. Following the payment of the insurance claim, we have no further economic or beneficial interest in the policy.

•    If the loan is not insured, we seek to sell the life insurance policy in the secondary market. In the future, with the net proceeds from this offering, we expect to have the option to retain for investment a number of the policies relinquished to us upon a default. When we retain for investment life insurance policies relinquished to us upon default, we will receive the death benefit of the policy upon the death of the insured as long as we continue to pay the premiums required to keep the policy in force and the policy is not contested.

Provision for losses on Loans Receivable. page 52
9.	The table added on page 52 indicates that all loans that were not repaid at maturity were submitted to the lender protection insurer (LPI). Tell us the amount of actual losses recognized on these loans that were submitted to and paid by the LPI. In

Mr. Michael Clampitt
December 10, 2010

other words, address the losses recorded, for all periods presented, when comparing the cash received on the claims paid by the LPI to the amount of loan principal, accrued interest income accrued origination fees owed on the loans.
          The Company has revised the Provision for Losses on Loans Receivable section on page 52 to address the losses recorded, for all periods presented, as follows:

For loans that had lender protection insurance and matured during the nine months ended September 30, 2010 and during the year ended December 31, 2009, 320 and 56 loans were not repaid at maturity, respectively. Of these loans, 320 and 56 were submitted to our lender protection insurer. The net carrying value of the loans (which includes principal, accrued interest income, and accrued origination fees, net of impairment) at the time of payoff during the nine months ended September 30, 2010 and the year ended December 31, 2009 was $111.8 million and $23.8 million, respectively. The amount of cash received by us for those loans was $112.8 million and $24.6 million, respectively. This resulted in a gain during the nine months ended September 30, 2010 and the year ended December 31, 2009 of $741,000 and $955,000, respectively. This gain was primarily attributable to the insurance amount at the time of payoff exceeding the contractual amounts due under the terms of the loan agreement. Therefore, the amount of claims paid by the lender protection insurer was in excess of 100% of the net carrying value of the loans. The following table provides information on the insured loans that were not repaid at maturity for the periods indicated below (dollars in thousands):

	Year ended	Nine months ended
	December 31, 2009	September 30, 2010
Number of loans impaired at maturity	32	180
Loans not repaid at maturity	56	320
Claims submitted to lender protection insurer	56	320
Claims paid by lender protection insurer	56	320
Amount of claims paid	$24,555	$112,784
Net carrying value of loans at payoffs	$23,814	$111,829
Gain on LPIC payoffs (all loans)	$741	$955
Gain on LPIC payoffs (impaired loans)	$304	$(54)
Percent of claims paid by lender protection insurer	100%	100%
10.	For each of the periods presented, tell us the amount of claims submitted for loans that were considered impaired at loan maturity. Tell us the amount of individual losses recognized on these loans upon receipt of the claims paid by the LPI.

Mr. Michael Clampitt
December 10, 2010

          Response
          For each of the periods December 31, 2009 and September 30, 2010, 32 and 179 insured loans were impaired at maturity. Upon receipt of the proceeds related to these impaired insured loans, the Company recognized a gain (loss) of $304,000 and $(54,000), respectively, on these loans. The Company has revised the registration statement to disclose this information in the table referenced in comment 9 above.
11.	Tell us the typical timeframe from when you submit a claim to the LPI until you receive payment.
          Response
          The timeframe from when the Company submits a claim to the lender protection insurer until the Company receives payment averages approximately 26 days and has generally ranged from 11 days to 49 days.
12.	Please tell us if the loss of lender protection insurance impacts coverage on current premium finance loans. Considering premium finance loans are collateral dependent and that the insured value of collateral has often been its highest value please tell us and revise to disclose how the termination of lender protection insurance is going to impact the fair value of those loans and your provision for loan loss policy.
          Response
          The loss of lender protection insurance does not impact coverage on current premium finance loans. The lender protection insurance provided by Lexington on our existing loans will continue for the life of such loans. Thus, the fair value of our existing loans and provision for loan losses will not experience any adverse impact from Lexington no longer providing the Company with lender protection insurance for future loans.
Ownership of Life Insurance Policies, page 54
13.	As it relates to your initial recording of the investment in life settlements, please revise to address whether the net carrying amount of the loan includes the accrued interest and origination fee income.
          Response
          The Company has revised the sentence on page 54 to reference the “net carrying value of the loan” rather that the “net carrying amount of the loan.” The Company notes that it has defined “net carrying value of the loan” on page ii, as “the loan principal balance, accrued interest and accreted origination fees, net of any impairment valuation adjustment.” In order to make it clear to the reader that the net carrying value of the loan includes the accrued interest and

Mr. Michael Clampitt
December 10, 2010

origination fee income, the Company has added the definition of net carrying value of the loan to page 53, where the term is first used in the registration statement.
Revenue Recognition, page 56
14.	We note your response to prior comment 11. Please revise the “Premium Finance Business Overview” section on page 77 to address the information included in your response.
Response
The Company has added language to the Business — Premium Finance Business — Overview section on page 80 to disclose the information included in the Company’s response to prior comment 11 as follows:
We require the borrower to have at least one independent professional trustee to insure that the trust follows its obligation with respect to administration of the trust’s activities as set forth in the trust instrument as well as the premium finance loan agreement and related documents. If the borrower does not have such a trustee, we require the borrower to amend the trust documentation and appoint an independent professional trustee that will be responsible for ensuring the life insurance premiums are paid to the life insurance company. The professional trustee administers the process of making the premium payments to the life insurance company as they come due from funds the trust holds in escrow for payment of such premiums. We also work with the trustee to monitor the status of the life insurance policy in order to ensure that it remains in force, alert the trustee when premium payments are due and to help ensure that premiums paid are correctly applied by the issuing life insurance company.
The funds required to cover all of the premiums due during the term of a premium finance loan are wired up front directly to the borrower. We do not fund loans that are in excess of the premiums previously paid and future premiums that are scheduled to come due on the policy during the term of the loan. In order to determine the amount of premiums previously paid by the borrower so as to be certain we are not advancing more then future and past premiums, we require a statement from the issuing life insurance company showing the amount of prior payments. The trustee uses or distributes such reimbursement funds in accordance with the terms of such trust.

Mr. Michael Clampitt
December 10, 2010

Business
General
15.	We note that you plan to change your business model going forward to eliminate the use of lender protection insurance in order to have a greater opportunity in the determination or whether to fund the premiums on selected loans/investments, to reduce the cost of funding and to grow the premium finance segment of the business. Please revise your disclosures to address the following so that both we and the reader have a better understanding of the enhanced business model in the future:
•	Revise to provide a specific and thorough discussion of the changes to be made to the existing business model;

•	Address your sources for funding new premium finance loans in the future addressing the impact and use of expected proceeds from the offering;

•	Given that you currently utilize Lexington to determine the insured value of the loans which have matured, tell us how this process will change in the future given that the lender protection insurance will terminate at the earlier of the closing of the IPO or December 31, 2010;

•	Address how you expect the current loans outstanding to be repaid given the expected termination of the lender protection insurance and the lack of repayment history outside of this insurance;

•	Address the expected levels of liquidity which will be required to fund premiums in the future; and

•	Given that the premium finance segment has historically not been profitable, address the specific steps to be taken by management in order to improve the operating performance in this segment.
          Response
          As noted in comment 3 above, Lexington’s decision to cease providing us with lender protection insurance has no effect on outstanding premium finance loans that have lender protection insurance. The termination of lender protection insurance by Lexington only applies to new premium finance loans funded by the Company and has no impact on the insured nature and, therefore, the fair value, of the insured loans that are outstanding.
          The Company respectfully disagrees with the comment that the premium finance segment has historically not been profitable. The table on page 59 shows that the results for the premium finance segment has been profitable for every period other than 2010. The Company has stated in several places throughout the registration statement that the elimination of debt financing and lender protection insurance will produce considerable savings for the premium finance segment.

Mr. Michael Clampitt
December 10, 2010

          The Business — Overview section has been amended to provide the reader with a better understanding of the Company’s business model in the future. The following language will be added after the second paragraph under Business — Overview as follows:
Following this offering, we intend to fund our future premium finance transactions with the proceeds of this offering instead of debt financing. This will reduce or eliminate our debt financing and lender protection insurance costs over time. We expect that the elimination of the use of lender protection insurance will provide us with the option to retain for investment a number of policies relinquished to us upon default as well as the opportunity to fund more loans due to the elimination of the coverage limitations imposed by the lender protection insurer that reduced the number of otherwise viable premium finance transactions that we could complete. When we retain for investment life insurance policies relinquished to us upon default, we will ultimately receive the death benefit of the policy upon the death of the insured provided that we continue to pay the premiums required to keep the policy in force and the policy is not contested. When we retain a life insurance policy that is relinquished to us upon default, we are responsible for paying all premiums necessary to keep the policy in force. As a result, the management of our future cash flows is vital to our future success.
We underwrite premium finance loans with the view that we may eventually own the underlying insurance policy. Following this offering, this underwriting practice will be reflected in our cash management practices since we anticipate loans that do not have lender protection insurance may require us to fund premiums after a loan matures.
Consequently, not all of the proceeds directed to our premium finance business will be used to make new premium finance loans. A portion of the proceeds will be used to pay premiums on policies that are relinquished to us upon default and a portion of the proceeds will be maintained as a reserve in case our assumptions about life expectancies and ongoing premium obligations are inaccurate. Until our operating performance, including our receipt of death benefits from life insurance policies that we own, indicates a different allocation of our available cash is appropriate, we expect to use approximately 50% of cash available for our premium finance business to fund new loans in the fiscal year of this offering and then lesser percentages in the years thereafter, and expect to use the remainder of such available cash to fund future premiums and maintain reserves. In order to maintain sufficient liquidity to make ongoing premium payments that could exceed the premiums expected prior to death of the insureds, we plan to stagger the funding of new loans. We expect to have the ability to curtail new loan origination activity to preserve cash in the event we did not experience the mortality of our insureds at the expected frequency. We also perform stochastic modeling to further assess the probability that mortality expectations are consistent with cash reserves.

Mr. Michael Clampitt
December 10, 2010

We will continue to calculate the value of the loans based on the fair value of the life insurance policies underlying the loans in accordance with our fair value methodology. See “Management’s Discussion and Analysis — Critical Accounting Policies — Ownership of Life Insurance Policies.”
In addition, the following language will be added to the end of the section titled “Management’s Discussion and Analysis — Critical Accounting Policies — Fair Value Measurement Guidance”:
For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs are the life expectancy of the insured and the discount rate, which are not observable. Although collateral without lender protection insurance is a Level 3 asset, we believe that the fair value is predictable based on the fixed contractual terms of the life insurance policy and its premium schedule and death benefit, as well as the ability to predict the insured’s age at the time of loan maturity, which are some of the key factors in determining the fair market value of a life insurance policy.
Sources of Revenue, page 79
16.	Please tell us why management believes that such a large percentage of borrowers have in the past, and will continue to in the future, default on their loans and relinquish ownership of the life insurance policy to you.
          Response
          Management believes that a large percentage of its borrowers have defaulted on their loans and relinquished ownership of their life insurance policies because of the recent economic recession. Management believes that certain defaulting borrowers likely experienced declines in their savings or investments and declines in their available liquidity, had less income to fund insurance premiums going forward as well as less income to payoff our loans. Other defaults may have been averted if investors in the life settlement market who buy policies were as prevalent as management believes they were prior to 2008. When investors in the life settlement market reduced or stopped their purchases of life insurance policies, these borrowers lost another source of liquidity for repayment of our loans. Whether future borrowers will continue to default at the recent percentages is uncertain since future borrowers may experience improved liquidity from their savings and investments to payoff our loans and fund future premiums as well as experience a greater demand from investors in the life settlement market who wish to purchase life insurance policies. Because a future increase in the percentage of borrowers who do not default is uncertain, the Company underwrites premium finance loans with the view that it may eventually own the underlying insurance policy.

Mr. Michael Clampitt
December 10, 2010

Marketing, page 86
17.	Please provide more detail as to why management expects that many of your clients will complete two or more transactions over time.
          Response
          The Company’s management believes that many of the Company’s structured settlement clients will complete two or more transactions over time based upon their experience at the Company and with prior employers. The Company believes that management’s expectations are fully supported by the Company’s experience to date as demonstrated by the table on page 90 that shows both an increasing number of transactions with repeat customers and an increasing percentage of total transactions from repeat customers. However, in response to this comment, the Company has deleted the sentence from the prospectus that read as follows: “Based on our experience in the structured settlement industry, we generally expect that many of our clients will complete two or more transactions over time.”
Consolidated and Combined financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. Unaudited interim Consolidated Financial Statements as of September 30,2010 and for the Nine Months Ended September 30, 2010 and 2009
18.	We note your response to prior comment 14. Please provide the previously requested information in the next amendment or acknowledge that it will be provided when it becomes available.
          Response
          The Company acknowledges that it will disclose the previously requested pro forma information in an amendment prior to any distribution of the prospectus.
19.	Further, in regard to your response to prior comment 14, provide us with specific detailed information addressing the accounting literature which enabled you to reach the conclusion that there were no beneficial conversion features associated with the conversion of outstanding member units into common stock or in the conversion any debt into common stock.
          Response
          A beneficial conversion feature is defined as “a non-detachable conversion feature that is in the money at the commitment date.” ASC 470-20-05-7 indicates that beneficial conversion features may result from conversion of instruments such as convertible debt securities or convertible preferred stock that are convertible into common stock at a rate fixed at the commitment date or a fixed discount to the market price of the common stock at the date of conversion. ASC 470-20-05-07 indicates that for an initial public offering at a conversion price

Mr. Michael Clampitt
December 10, 2010

lower than the agreed-upon amount (i.e. the IPO price) may indicate a beneficial conversion feature.
          The terms of the conversion of the $30 million debenture are such that the debenture shall automatically be converted into common stock immediately prior to the closing of an initial public offering for the Company. Upon such conversion, the principal amount of the debenture, plus accrued and unpaid interest (if any), shall be converted into shares of the Company’s common stock at the price per share equal to the midpoint of the price range on the cover of the Company’s last preliminary prospectus filed with the Securities and Exchange Commission prior to the closing of the Company’s initial public offering (the “Conversion Price”). In the event the price of the Common Stock sold to the public in the offering is greater than the midpoint of the price range, the Conversion Price shall be such higher price. The Company has reviewed this conversion feature and as the Conversion Price is at least equal to, and possibly higher than (in the event the offering is priced lower than the midpoint of the price range) the price that the common stock is sold to the public, there are no beneficial conversion features.
          The Company’s debt (other than the $30 million debenture) and the Company’s preferred member units have no conversion rights and therefore have no beneficial conversion features.
Notes to Consolidated and Combined Financial Statements
Note 2 Summary of Significant Accounting Policies
Interest Income and Origination Income. page F-9
20.	We note that your policy references ASC 605 for recognizing interest and origination income on impaired loans. We note that if a loan is considered to be impaired it is usually determined based on current information and events which indicate that a company will be unable to collect all amounts due according to the contractual terms of the agreement (ASC 310-10-35-16). Tell us the basis for the determination, in certain circumstances, that a specified loan would be determined to be impaired at inception. Further, since it does not appear that there is a demonstrated repayment history from the borrower due to payments of any type not being required until loan maturity, it is unclear as to why interest or loan origination fee income should be accreted into income using the effective interest method as opposed to same other method (e.g. cash basis). Please provide us with specific evidence to support your position that the collectability of both interest and origination fee income is probable based on the estimate of proceeds to be received upon maturity of the loan.
          Response
          The Company believes that its historical financial statements and treatment of impaired loans and interest income and origination income comply with ASC 310-10-35-16 but

Mr. Michael Clampitt
December 10, 2010

acknowledges that the unusual nature of its loans (which do not require any payments until maturity) complicates any analysis. The following explains both the historical financial treatment and our view of the future when loans will be originated without any lender protection insurance coverage.
          Since the Company’s inception, management has believed, based on previous industry experience, that all contractual amounts would be collected in full even if borrowers failed to pay at maturity, either via the sale of the collateral or through the eventual receipt of proceeds of the life insurance policies. Starting in late 2007, the dislocations in the capital markets reduced the level of credit available to marketplace participants and reduced demand for policies, thereby reducing sales of policies. As of September 30, 2010, only 23 loans were repaid in cash by the borrower at the maturity of the loan. Therefore, in the majority of cases, contractual loan amounts are collected through obtaining ownership of the policies.
          In 2008, the lender protection insurance program was put in place which created a mechanism for the Company to collect cash at loan maturity without having to sell the collateral or hold it until the death of the insured. Based on the nature of this program, the Company adopted the insured value as the likely realizable amount, and no amounts were accrued into net income beyond the insured value. No significant losses were recognized upon maturity for impaired loans because they had already been recognized prior to maturity. All cash collections from the lender protection insurance policy matched the expected insured value. Claim proceeds were generally received in less than 30 days from the date of submission of the insurance claim (refer also to responses to comments 9, 10 and 11).
          Thus, historically, the Company stopped accruing any income beyond the net realizable value once it was probable that the full contractual amounts would be not be collected in accordance with ASC 310-10-35-16 and ASC 310-20-35-17. The Company notes that amounts collected under the insurance program were approximately 95% of the contractual amount but as these proceeds were less than the full amount, ASC 310-10-35-16 applied and further income recognition was terminated. However, as allowed under ASC 310-10-35-40, interest and origination income on impaired loans were partially recognized as a result of increases in the fair value of the collateral based on the LPI certificate amount.
          Sine the Company will not be using lender protection insurance coverage after this offering, the collectability of the contractual loan amounts of new loans will come from:
(a)	Repayment of loans at maturity; or

(b)	Sale of policy; or

(c)	Holding until receipt of policy death benefits

Mr. Michael Clampitt
December 10, 2010

          In the future as liquidity returns to the marketplace, we will expect fewer loan defaults and more policy sales to occur. Nonetheless, we expect to account for the collectability of the contracted amounts of the loan based on alternative (c) above. The ability to determine fair value and, thus, to calculate impairment as well as the ability to determine the collectability of a loan, including interest and origination fees, with a high degree of confidence is based on three (3) factors:
     (1) The stability and predictability of the fair value of the life insurance policy is based in part on certain fixed contractual terms of the policy which sets forth, for the life of the insured, the amount of premiums to be paid and death benefit to be received. These policy features are known at the time of loan inception and remain constant through loan maturity and until the death of the insured.
     (2) The determination of fair value for a policy is also based in part on the life expectancy of the insured. The life expectancy of the insured has proven to be stable from the time of loan inception through loan maturity insofar as in almost all cases the health of the insured will remain static or decline over the term of the loan. Specifically, as of September 30, 2010, the Company has originated 393 premium finance loans which have reached maturity. Of those loans, only 6 policyholders have had a material positive change in their health that resulted in a decline in the fair value of their life insurance policy.
     (3) Enforceability of rights to the collateral under the loan agreements is also used by the Company to determine the likelihood of repayment under its loans. As of September 30, 2010, the Company has had 434 loans mature that were not repaid in cash. In almost all instances, the Company has been able to obtain control over life insurance policy collateral in accordance with its contractual rights.
          Because our loans have predictable and stable collateral values and the ability to obtain the rights to that collateral is clearly established based upon our historical experience, the Company accrues interest and origination fees on impaired loans up to the fair value of the policy. As allowed under ASC 310-10-35-40, interest and origination income on impaired loans are partially recognized as a result of increases in the fair value of the collateral.
          Finally, the fair value of the collateral at loan maturity is a small percentage of the final death benefit so that the collectability of the loan’s net carrying value after the initial two year term is very likely. Consider a typical example for a $3,000,000 policy:

Loan principal at origination	$200,000
Accrued Interest + origination at maturity	$100,000

Loan carrying value at maturity (2 yrs later)	$300,000

Expected Fair Value at loan maturity	$340,000

Mr. Michael Clampitt
December 10, 2010

          The fair value amount will increase over time after the maturity date as the effect of the application of discounting methodology becomes less as the policy holder approaches the date of death. Assuming the Company maintains the policy and the policy is not successfully contested, the Company will realize the $3,000,000 at some point in the future and the $300,000 is a minor portion. Thus, the ultimate collectability is less in question than the timing of receipt.
          However, ASC 310-10-35-22 requires the fair value of the collateral to be used to measure impairment for collateral dependent loans. The Company will classify a loan for which the accrued contractual amount becomes larger than the fair value of the collateral as impaired. While it is not typical for a loan to be impaired at inception, this could occur in the event that the fair value of the policy was less than the principal balance of the loan. The Company would only make such a loan if the economics of the transaction were favorable, after considering all components of the transaction, including agency fees. Impaired loans would then not qualify for any further income accrual under ASC 310-20-35-17, except to the extent allowed by subsequent increases in fair value under ASC Paragraph 310-10-35-40. This practice is conservative, because as shown in the above example, the full loan amount is ultimately collectable from the death benefit. This accounting treatment is also preferable to other methods (e.g. cash basis) as it results in relatively constant interest and origination income over the term of the loan, and a loan at maturity which has a net carrying value equal to the fair value of the policy we typically obtain as repayment.
Note 7-Loans Receivable, page F-14
21.	We note your response to prior comment 18. Please revise to include the disclosure required by ASC 310-10-50-15, specifically quantify the investment in impaired loans that have an allowance and the investment in impaired loans that do not have an allowance.
          Response
          The Company has revised Note 7 on page F-16 to quantify the investment in impaired loans that have an allowance and the investment in impaired loans that do not have an allowance as follows:
The amount of the investment in impaired loans that had an allowance as of December 31, 2008 and 2009 was $30,895,000 and $61,096,000, respectively. The amount of the investment in impaired loans that did not have an allowance was $0 as of December 31, 2008 and 2009, respectively.
22.	We note that you have included a rollforward of the allowance for interest receivable. Tell us what this allowance represents (e.g. is this interest that is not expected to be collected or if this interest that was reversed).

Mr. Michael Clampitt
December 10, 2010

          Response
          The Company has revised Note 7 on page F-16 to describe what the allowance for interest receivable represents as follows:
The allowance for interest receivable represents interest that is not expected to be collected. At the time the interest income was recognized and at the end of the reporting period in which the interest income was recognized, the interest income was believed to be collectible. The Company continually reassesses whether interest income is collectible in conjunction with its loan impairment analysis. The allowance for interest receivable represents interest that was determined to be uncollectible during a reporting period subsequent to the initial recognition of the interest income.
23.	In regard to loan origination fees, ASC 310-20-35-17 states that it is not appropriate to amortize fees during periods in which interest income on a loan is not being recognized because of concerns about the realization of loan principal or interest. Please tell us how this impacts the recognition of loan origination fees.
          Response
          ASC 310-20-35-17 indicates that deferred fees “shall not be amortized during periods in which interest income on a loan is not being recognized because of concerns about the realization of loan principal or interest.” ASC 310-20-35-18 indicates that “net fees or costs that are required to be recognized as yield adjustments over the life of the related loan(s) shall be recognized by the interest method” and that “the objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount).”
          The Company does not recognize origination income to the extent that interest income is not recognized on an impaired loan. This is consistent with the objective of the interest method of maintaining a constant effective yield on the net investment in the receivable as noted in ASC 310-20-35-18.
          As noted in response to Comment 20 above, an impaired loan does not qualify for any further income accrual under ASC 310-20-35-17, except to the extent allowed by subsequent increases in fair value under ASC Paragraph 310-10-35-40. The Company reviews changes in the fair value of the collateral in order to assess whether both interest and origination income can be earned or partially earned during a reporting period. As these are both effectively forms of interest income for accounting purposes, equal treatment is given to each in terms of recognition. For example, assume an impaired loan that contractually would have earned $10,000 of interest income and $15,000 of origination income during a reporting period. Also assume that the fair value of the collateral for the impaired loan increased by $7,500 during the reporting period. The Company gives equal treatment to the interest income and origination fees and would therefore

Mr. Michael Clampitt
December 10, 2010

record interest income and origination fees on a pro-rata basis. In this example the Company would record $3,000 of the interest income and $4,500 of the origination income during the period.
          The Company has revised the registration statement on page F-9 by adding the following language:
To the extent that additional interest income is not recognized as collectability is not considered probable, origination income is not recognized. This is consistent with the objective of the interest method, as described in ASC 310-20, of maintaining a constant effective yield on the net investment in the receivable.
Note 11 - Investment in Life Settlements, page F-18
24.	We note your response to prior comment 20. Please confirm that the gain recorded was determined by taking into consideration all amounts owed which included loan principal and accrued interest and loan origination income on each of the respective loans which are now reflected as investments. Further, tell us whether there were previous impairments recorded on any of these individual loans.
          Response
          The Company confirms that the gain was recorded by taking into consideration all amounts owed which included loan principal, accrued interest or loan origination income on each of the respective loans which are now reflected as investments. The loans had a net carrying value of approximately $3,463,000 net of impairments previously recorded of $1,138,000, which consisted of the following components:

$3,655,000	—	loan principal
$707,000	—	accrued interest
$239,000	—	origination fees
$(1,138,000)	—	impairment valuation

$3,463,000	—	net carrying value

Mr. Michael Clampitt
December 10, 2010

          The $843,000 gain was recorded based on the initial recording of the investments in life settlements at the transaction price (i.e. the fair value of the policy acquired) of $4,306,000. The gain is primarily due to certain policies which did not have any impairment and for which the fair value of the policy acquired exceeded the net carrying value of the loan.
Notes to Consolidated and Condensed Unaudited Financial Statements For the Nine Month Period Ended September 30, 2009 and September 30, 2010
Notes to Consolidated and Combined Financial Statements
Note 3 - Loans Receivable
25.	Please revise to include a rollforward of the loan impairment valuation for the interim periods provided similar to the information provided for the fiscal period information provided in Note 7 on page F-16.
          Response
          The Company has revised Note 3 on page F-37 to include a rollforward of the loan impairment valuation for the interim periods as follows:
An analysis of the loan impairment valuation for the nine months ended September 30, 2010 is as follows:

	Loans	Interest
	Receivable	Receivable	Total
Balance at beginning of period	$11,598,765	$1,788,544	$13,387,308
Provision for loan losses	6,363,817	1,728,941	8,092,758
Charge-offs	(9,974,015)	(2,066,621)	(12,040,636)
Recoveries	—	—	—

Balance at end of period	$7,988,567	$1,450,864	$9,439,430

As of the nine months ended September 30, 2010, the Company had a provision for losses of $8,093,000 on 178 of its outstanding loans. Of these 178 loans, 8 were related to the Acorn facility, with a total provision of $355,000.
The Company had loan payoffs/write-offs on 355 loans during the nine months ended September 30, 2010. The principal impairment of these loans was approximately $9,974,000 and the related interest impairment was $1,729,000. Of the 355 loans written off during the nine months ended September 30, 2010, 31 of these loans were related to the Acorn facility. The principal and interest impairment associated with these loans were approximately $145,000 and $35,000 respectively.

Mr. Michael Clampitt
December 10, 2010

Note 4-Lender Protection Insurance Claims Received In Advance, page F-36
26.	We note your disclosure regarding the termination of the Ableco credit facility and claims settlement agreement with Lexington. Please tell us the following so that we may better understand the transaction and your accounting:
•	Revise to disclose and explain to us your relationship with Imperial PFC Financing as it relates to the reimbursement of the lender protection insurer for certain loss payments (i.e $96.9 million under the current settlement and $77 million from previous agreements) and the basis for concluding that you have no exposure or reimbursement obligation for these loss amounts;

•	Tell us whether the settlement agreement with Lexington only relates to loans originated under the Ableco credit facility or if this type of insurance will continue to be provided by Lexington for loans previously made or to be made under other credit facilities; and

•	Disclose the remaining dollar amount of premium finance loans which have not yet matured for which this insurance claims settlement relates.
          Response
          The Omnibus Claims Settlement Agreement between Imperial PFC Financing, LLC and Lexington only relates to loans originated under the Ableco credit facility. Lexington’s lender protection insurance will continue to be provided for loans previously made under other credit facilities.
          Upon entering into the settlement agreement, Lexington paid the Company $96.9 million which represented the insured value of the policies underlying the outstanding loans. Lexington had previously paid the Company $77.0 million in connection with loan defaults arising under the Ableco credit facility prior to the settlement agreement and as a result previously received direct control over or beneficial ownership of the life insurance policies serving as collateral for the $77.0 million of defaulting loans.
          Under the settlement agreement, Lexington agreed to treat each of the loans outstanding under the Ableco facility as if they had defaulted and further agreed to their acceleration. This allowed Lexington to reduce its ultimate payout by stopping interest from continuing to accrue on the loans for the benefit of the lenders under the Ableco facility. Lexington agreed that it would only be repaid from the still outstanding loans or the policies underlying such loans just as if the loans were allowed to mature and experienced 100% defaults. Thus, if a borrower repays its loan, such payoff proceeds will be transferred to Lexington. If a borrower defaults and relinquishes its interest in the underlying life insurance policy, Lexington has the right to either direct control or take beneficial ownership of the life insurance policy. Lexington is never entitled to receive more than either the loan payoff proceeds or the underlying insurance policy. There is no note or other instrument of indebtedness that obligates Imperial PFC Financing, LLC or the Company to pay Lexington anything beyond the loan payoff proceeds or the underlying

Mr. Michael Clampitt
December 10, 2010

policy agreement. Following the settlement agreement, the Company has no further economic or beneficial interest in either the loans or the underlying life insurance policies.
          Pursuant to the settlement agreement, the Company pledged its equity interest in its special purpose entity subsidiary, Imperial PFC Financing, LLC to Lexington so that Lexington has security that the Company will not take any actions with Imperial PFC Financing, LLC that would jeopardize the handling of the still outstanding loans or the policies underlying such loans. Otherwise, the agreement by Imperial PFC Financing, LLC to reimburse Lexington is non-recourse to the Company including with regard to the $77.0 million that Lexington had previously paid for loan defaults arising prior to the settlement agreement.
          The obligations of Imperial PFC Financing, LLC pursuant to the settlement agreement are non-recourse to the Company beyond the Company’s equity interest in Imperial PFC Financing, LLC. Following the settlement agreement, there is no further economic risk to the Company, as the Company has no further economic or beneficial interest in either the loans or the underlying life insurance policies, as noted above. As of September 30, 2010, the Company has $61.4 million in loans receivable, net for which the $61.6 million of insurance claims settlements relates. Imperial PFC Financing, LLC is not subject to any further losses. The Company continues to consolidate Imperial PFC Financing, LLC as it has retained 100% of the ownership interests in the entity.
          The Company has revised Note 4 on page F-38 to disclose the remaining dollar amount of premium finance loans which have not yet matured for which this insurance claims settlement relates, as follows:
As of September 30, 2010, we have approximately $51.9 million of loans receivable, net and $8.5 million of interest receivable, net in premium finance loans which have not yet matured for which this insurance claims settlement relates.
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          If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,
/s/ Michael B. Kirwan
Michael B. Kirwan

CC:
          Jonathan Neuman, President and Chief Operating Officer
          J. Brett Pritchard, Esq. — Locke Lord Bissell & Liddell LLP
          Ken Meuser — Grant Thornton LLP